UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

RAVE RESTAURANT GROUP, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

754198109
(CUSIP Number)

Noam Nakash. IMA Value, L.L.P., an Israeli Limited Partnership Renanim 8 Ramat Gan, ISRAEL, 5259514, Phone 972 54 6960417
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 31, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ _ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 754198109	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Noam Nakash - IMA Value LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(see instructions)	(a)	[ ]
(b)	[ ]

3	SEC USE ONLY

OO
4	SOURCE OF FUNDS* (see instructions)
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL

7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
1,027,807
8	SHARED VOTING POWER

9	SOLE DISPOSITIVE POWER

1,027,807
10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,027,807

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.04%

14	TYPE OF REPORTING PERSON* (see instructions)
PN (Israeli Limited Partnership)

CUSIP No. 754198109	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

This Statement relates to the common stock, par value $.01 per share (“Common Stock”), of Rave Restaurant Group, Inc. (the “Company”), whose principal executive offices are located at 3551 Plano Parkway, The Colony, Texas 75056. The colony, Texas 75056

Item 2. Identity and Background.

(a)

Name of person filling

Noam Nakash- Noam Nakash is the founder and majority shareholder of IMA Value (Funds Management) Ltd the General Partner of IMA Value LLP, located at Renanim 8 Ramat Gan, ISRAEL, 5259514

(b)	Address of principal Business office Renanim 8 Ramat Gan ISRAEL, 5259514

(c)	Citizenship: Israeli

(d)	Title class of securities Common Stock, $0.01 par value

(e)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(f)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds is The Limited partnership own funds.

Item 4. Purpose of Transaction.

The purchases of shares of Common Stock by the Reporting Person were for investment purposes. The Reporting Person may purchase additional shares from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. Although the Reporting Person has no present intention to sell any shares, he could determine from time to time to sell some or all of the shares held The Reporting Person does not have any plan or proposal which relates to any of the following matters (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board other than by invitation of members of the Board. Mr. Bares has resigned from the Board of Directors effective 1-6-2021. (e) Any material change in the present capitalization or dividend policy of the Issuer; (f) Any other material change in the Issuer’s business or corporate structure; (g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) Any action similar to any of those enumerated above.

CUSIP No. 754198109	13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

( a)

The percentages of shares of the Common Stock reported to be owned by the Reporting Persons is based upon 14,586,566 shares outstanding, which is the total number of outstanding shares of Common Stock reported in the Company’s Form 10-Q   For the quarterly period ended December 24, 2023, as filed with the Securities and Exchange Commission on February 1, 2024.

(b) Noam Nakash For IMA Value LLP has the sole power to vote and dispose of the shares of Common Stock that he directly beneficially owns.

(c) N/A

(d) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

NONE

Item 7. Material to be Filed as Exhibits.

NONE

CUSIP No. 754198109	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IMA Value LLP

/s/ Noam Nakash
Noam Nakash

CEO
(Title)

February 2, 2024
(Date)